August 5, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Tidelands Bancshares, Inc. (the “Registrant”)
Application for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (333-121716) filed on July 27, 2016

Ladies and Gentleman,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, as successor by merger to the Registrant, United Community Banks, Inc. hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw the Registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (333-121716) filed with the Commission on July 27, 2016 (the “Post-Effective Amendment”), as of the date hereof. We are requesting withdrawal of the Post-Effective Amendment because of a filing error relating to the EDGAR submission type for the filing. The Post-Effective Amendment was erroneously filed as EDGAR submission type “POS AM” rather than “S-8 POS” as was intended. No securities were sold under the Post Effective Amendment.

As successor to the Registrant, United Community Banks, Inc. has subsequently filed the post-effective amendment to the above referenced registration statement under the correct EDGAR submission type on August 5, 2016.

If you have any questions with respect to this matter, please contact our legal counsel, James Stevens, at (404) 885-3000. Thank you for your assistance in this matter.

Sincerely,

/s/ Rex S. Schuette

Rex S. Schuette

Executive Vice President &

Chief Financial Officer